Single Touch Systems Inc.
100 Town Square Place, Suite 204
Jersey City, New Jersey 07310

April 12, 2013

Via EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention:	Mark P. Shuman and Ivan Griswold

Re:	Single Touch Systems Inc.
Registration Statement on Form S-1 (File No. 333-186483)

Gentlemen:

Single Touch Systems Inc. (the "Company"), in connection with its filing of pre-effective amendment no. 1 to its Registration Statement on Form S-1 under the Securities Act (File No. 333-186483), hereby responds to the Staff's comments raised in the Staff’s comment letter dated March 5, 2013 directed to such Registration Statement as initially filed February 6, 2013.  For ease of reference, the Staff's four comments are reproduced below in their entirety, and the Company's responses immediately follow.

Cover Page

1.
In our letter dated June 29, 2011 for your Form S-1 filed June 24, 2011, we issued a comment indicating that where other registered shelf distributions of your securities are currently being conducted, you should concisely inform potential investors of the scope of ongoing public distributions of securities being concurrently conducted.  Other registered shelf distributions of your securities are currently being conducted, including Form S-1, file number 333-186490, and Post-Effective Amendments to Form S-1, file numbers 333-170593, 333-175119 and 333-172844.  Please concisely inform potential investors of the scope of ongoing public distributions of securities being concurrently conducted or advise us why you concluded that such disclosure is not necessary or appropriate.  Consider stating the aggregate amount of the shares or other securities offered to the public concurrently and indicate the extent to which the concurrent offerings are of a primary or secondary nature.

Company Response.  The registration statement has been revised as requested (see the Prospectus cover page).

Securities and Exchange Commission
April 12, 2013

2.
On the cover page, you indicate that 220,000 shares are outstanding, but on page 37, you indicate that 1,220,000 shares are currently outstanding.  Additionally, we note that there appears to be a discrepancy between the number of shares underlying warrants indicated on the cover page and page 37.  Please revise to reconcile these discrepancies.

Company Response.  The registration statement has been revised as requested (including taking into account that now there are 1,380,000 shares outstanding) (see the Prospectus cover page and page 40).

Financial Statements, page F-1

3.
Please update your financial statements and related disclosures pursuant to Rule 8-08 of Regulation S-X.

Company Response.  The financial statements and related disclosures have been updated as requested.

Exhibit 5.1

4.
Given that the legal opinion is rendered as of the date of the opinion, it appears that the assumption in the fourth paragraph of the opinion is unnecessary and inappropriate.  Please revise to remove this assumption.

Company Response.  The registration statement has been revised to provide a new legal opinion, which removes the assumption.

*           *           *

We acknowledge and confirm to you that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
April 12, 2013

Should you have any questions or comments with respect to the foregoing, please contact Hayden Trubitt of Stradling Yocca Carlson & Rauth, our outside SEC counsel, at 858-926-3006.

Very truly yours,

By:	/s/ James Orsini
James Orsini
Chief Executive Officer

cc:           Hayden J. Trubitt, Esq.  (Stradling Yocca Carlson & Rauth)